Ecopetrol´s 2021 Earnings Distribution Proposal

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) hereby informs of the Company’s 2021 earnings distribution proposal, approved by the Board of Directors of Ecopetrol S.A., which will be submitted for the consideration of the General Shareholders’ Meeting that will take place on March 30, 2022:

2021 EARNINGS DISTRIBUTION PROPOSAL
(Colombian Pesos- COP)

Net income after provision for income tax	16,694,683,910,302
+ Release of reserves from previous years	5,886,440,765,975
Occasional reserve for sustainability	5,377,359,162,612
Excess fiscal depreciation reserve (Art.130 ET.)	509,081,603,363

- Legal reserves of the current year	2,178,549,994,393
Legal reserve (10%)	1,669,468,391,030
Excess fiscal depreciation reserve (Art. 130 ET.)	509,081,603,363

Available to the Shareholders	20,402,574,681,884

It is proposed to distribute as follows:
For dividend payments:
Ordinary Dividend -According to dividend policy (Payout[1] 59.8% of Net Income)	9,991,356,809,717
Extraordinary Dividend (Payout [2] 9.1% of Net Income)	1,521,317,703,538
Subtotal (Total payout of 69%):	11,512,674,513,255

Allocated to occasional reserve for sustainability:	8,889,900,168,629

Total:	20,402,574,681,884
Total ordinary dividend payable per share	$243
Total extraordinary dividend payable per share	$37
Total dividend payable	$280

The payment date for the ordinary and extraordinary dividend for minority shareholders will be April 21, 2022. For the majority shareholder, the payment of the ordinary and extraordinary dividend will be done through installments during the remainder of the calendar year.

1 A 60% dividend payout ratio established in the policy was applied to net income, resulting in a dividend per share with decimals, which was rounded to the nearest number in COP/share resulting in a payout not surpassing 60%. The payout percentage shown is rounded to the first decimal place.

2 A 9% extraordinary dividend was applied to net income, resulting in a dividend per share with decimals, which was rounded to the nearest number in COP/share. The payout percentage shown is rounded to the first decimal place.

The earnings distribution proposal, consistent with the Company’s current dividend policy, proposes an ordinary dividend distribution of 59.8%3 of Ecopetrol’s Net Income in 2021, equivalent to COP $243 per share.

Additionally, the Board of Directors of the Company, taking into consideration the solid financial performance of all Ecopetrol´s segments, the price outlook for Brent for 2022, and its stability, is also proposing an extraordinary dividend of 9.1%3 of Ecopetrol’s Net Income in 2021, equivalent to COP $37 per share, for a cumulative total dividend of COP $280 per share. The total dividend payment is aligned with the targets set in the 2022-2024 Business Plan announced to the market by Ecopetrol on February 8, 2022.

3 The payout percentage shown is rounded to the first decimal place.

Likewise, the Board of Directors proposes the allocation of COP $8,889,900,168,629 to an occasional reserve to support the Company’s financial sustainability and flexibility in the execution of its strategy.

Bogota D.C., March 1, 2022

-----------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 17,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Mauricio Téllez

Email: mauricio.tellez@ecopetrol.com.co

3 The payout percentage shown is rounded to the first decimal place.